EXHIBIT (a)(1)(Q)

Option Exchange Presentation August 24 and 25, 2009

This presentation is designed to help eligible employees understand the Option Exchange. However, this presentation is qualified by the information contained in the Schedule TO, including the Offer to Exchange, which MKS filed with the Securities and Exchange Commission. The Offer to Exchange was distributed to all eligible employees and is also available at the Option Exchange website at www.mks.optionelection.com MKS Option Exchange Presentation

Agenda What is the Exchange Offer? What is the difference between options and RSUs? How many RSUs would I get for my options? How will I know the actual exchange ratio for my options? How do I elect to exchange or withdraw my election? Examples of exchanging options Questions and Answers

What is the Exchange Offer? Many MKS employees now hold MKS stock options that have exercise prices that are much higher than the current market price of our common stock. MKS is giving eligible employees who hold stock options with an exercise price of more than $23.35 a choice: they can either (1) keep these options, with the hope that the MKS stock price will increase above the exercise price, or (2) trade in these option for a lesser number of Restricted Stock Units (called "RSUs").

Options vs. RSUs: Options An option is the right to purchase stock at a specified exercise price. If you have an option to purchase 100 shares, with an exercise price of $25, then you would pay $2,500 in order to exercise the option and buy the shares: 100 shares x $25 price per share = $2,500 cost to exercise To make a profit, you would need to sell the stock at more than $25 per share.

Options vs. RSUs: RSUs With an RSU, you do not pay an exercise price. With an RSU, once the RSU vests, it becomes common stock. You can sell the common stock at any price and still make some profit. So, even if the MKS stock price remains lower than your original option's exercise price, the RSU would still have value. RSUs granted in the Exchange Offer will have a one- year vesting period. If you remain employed with MKS for one year from the date of grant, the RSU will "vest" and become MKS common stock.

How many RSUs would I get? Exchange ratios are calculated, for accounting purposes, so that the "fair value" of each option at the time of exchange is approximately equal to the "fair value" of the RSUs being granted. Exchange ratio calculations are affected by the exercise price, the volatility of the MKS stock price, the remaining life of the option, and interest rates. The exchange ratios are also affected by the stock price of the MKS common stock on the last day of the Exchange Offer (August 28th). We won't know the actual exchange ratios until the close of the stock market on August 28th.

How will I know the actual exchange ratio for my options? ESTIMATES: You may use the exchange website calculator at any time during the offer period to calculate the estimated conversion of your shares based on hypothetical closing prices. ACTUAL: MKS will email final exchange ratios as soon as possible after they are determined on Aug. 28th. MKS will host a conference call at 5:30 on Aug. 28th to respond to any questions that you have. Marlene Maffe will be available by phone until 11:59 p.m. on Aug. 28th to answer any questions and discuss final exchange ratios.

How do I elect to exchange or withdraw my election? You can elect to exchange, or withdraw your election, in either of two ways: Electronically, on the exchange website (www.mks.optionelection.com); or Send a paper election form or paper withdrawal form to Marlene Maffe in HR by email (marlene_maffe@mksinst.com) or fax (978 557-5124). The paper forms are posted on the exchange website (under the "Election" tab) or you can get them from Marlene (tel. 978 645-5654).

Examples The following examples use the hypothetical exchange ratios set forth in the Offer to Exchange and in the website calculator, and are based on the assumptions described therein. Actual exchange ratios could vary.

Example 1 "Length of Service" grants - December 3, 2003. Assume: closing date stock price is $17.00. Option to purchase 250 shares with an exercise price of $26.86 would have an exchange ratio of 6.3 to 1. Therefore, this eligible option would be exchangeable for 39 RSUs. 250 shares ÷ 6.3 = 39.7 shares, rounded down to the nearest whole share = 39 RSUs

Example 2 Assume: closing date stock price is $17.00. Option to purchase 1,000 shares with an exercise price of $29.25 would have an exchange ratio of 57.3 to 1. Therefore, this eligible option would be exchangeable for 17 RSUs: 1,000 shares ÷ 57.3 = 17.45 shares, rounded down to the nearest whole share = 17 RSUs

Questions and Answers